SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Fleetwood Enterprises, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

339099 10 3

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue, 4th Floor
New York, New York 10017
(212) 986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 339099 10 3	Page 2 of 15 Pages

1.	Names of Reporting Persons Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 5,173,415

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 5,173,415

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,173,415

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
6.8%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 339099 10 3	Page 3 of 15 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,727,440

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,727,440

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,727,440

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
3.6%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 339099 10 3	Page 4 of 15 Pages

1.	Names of Reporting Persons Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 51,390

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 51,390

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
51,390

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 339099 10 3	Page 5 of 15 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,676,050

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,676,050

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,676,050

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
3.5%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 339099 10 3	Page 6 of 15 Pages

1.	Names of Reporting Persons Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,445,975

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,445,975

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,445,975

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
3.2%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 339099 10 3	Page 7 of 15 Pages

1.	Names of Reporting Persons Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,445,975

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,445,975

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,445,975

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
3.2%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 339099 10 3	Page 8 of 15 Pages

1.	Names of Reporting Persons The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,712,879

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,712,879

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,712,879

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
2.3%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 339099 10 3	Page 9 of 15 Pages

1.	Names of Reporting Persons Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 733,096

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 733,096

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
733,096

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
1.0%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 339099 10 3	Page 10 of 15 Pages

                 This Statement on Schedule 13D Amendment No. 2 (this "Statement") is filed on behalf of the Reporting Persons (defined below) with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement of Beneficial Ownership on Schedule 13D relating to shares of the Common Stock, $1.00 par value per share, of Fleetwood Enterprises, Inc. (the "Issuer") filed on June 13, 2008 with the Commission, as amended by Amendment No. 1 filed on June 27, 2008 with the Commission

Item 1.	Security and Issuer

                 This Statement relates to shares of the Common Stock, $1.00 par value (the "Common Stock" or "Securities"), of Fleetwood Enterprises, Inc. (the "Issuer").  The address of the Issuer's principal executive office is 3125 Myers Street, Riverside, CA 92503-5527

Item 2.	Identity and Background

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P.("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Wasiak, RMC and RIC the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

               Mr. Wasiak, is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

               The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC and RI is 52 Vanderbilt Avenue, New York, New York 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti Advisors is included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

                      The aggregate purchase price of the 51,390 shares of the Common Stock held by Robotti & Company is $307,923.21 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

SCHEDULE 13D
CUSIP No. 339099 10 3			Page 11 of 15 Pages

                      The aggregate purchase price of the 2,676,050 shares of the Common Stock held by Robotti Advisors is $12,336,021.72 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti Advisors were paid for using the personal funds of its clients.

                      The aggregate purchase price of the 1,712,879 shares of the Common Stock held by RIC is $6,176,758.41 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

                      The aggregate purchase price of the 733,096 shares of the Common Stock held by RI is $2,639,690.07 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 4.			Purpose of Transaction

                (a)-(j).  Securities of the Issuer were acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

                The Reporting Persons may acquire additional securities of the Issuer, dispose all or some of the securities of the Issuer from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the securities of the Issuer, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other holders of the securities of the Issuer and management of the Issuer about maximizing the value of their securities.

                 Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserves the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

                Presently the Reporting Persons have no plans or proposals which would relate or results in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.			Interest in Securities of the Issuer

(a)-(b) As of August 15, 2008, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)	5,173,415	0	5,173,415	6.78%
ROBT (1)(2)(3)	2,727,440	0	2,727,440	3.58%
Robotti & Company (1)(2)	51,390	0	51,390	**
Robotti Advisors (1)(3)	2,676,050	0	2,676,050	3.51%
Wasiak (1)(4)(5)	2,445,975	0	2,445,975	3.21%
RMC (1)(4)(5)	2,445,975	0	2,445,975	3.21%
RIC (1)(4)	1,712,879	0	1,712,879	2.25%
RI (1)(5)	733,096	0	733,096	**

SCHEDULE 13D
CUSIP No. 339099 10 3			Page 12 of 15 Pages

                     *  Based on 76,256,522 shares of Common Stock, $1.00 par value, outstanding as of July 1, 2008, as disclosed in the Issuer's Annual Report on Form 10-K, for the fiscal year ended April 27, 2008.

                     **  Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 51,390 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 2,676,050 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (4) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,712,879 shares of Common Stock owned by RIC.
              (5) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 733,096 shares of Common Stock owned by RI.

(c) The table below lists all the transactions in the Issuer's Common Stock since the most recent filing of Schedule 13D on June 27, 2008 by the Reporting Persons.  All such transactions were made by Robotti Advisors, RIC and RI in the open market.

Transactions in Shares Since the Most Recent Filing of Schedule 13D

Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share

Robotti Advisors' Advisory Clients	07/01/2008	3,200	BUY	$2.46
Robotti Advisors' Advisory Clients	07/22/2008	13,300	BUY	$2.3311
Robotti Advisors' Advisory Clients	07/23/2008	11,700	BUY	$2.7709
RIC	07/31/2008	1,120	BUY	$2.75
RI	07/31/2008	480	BUY	$2.75
RIC	08/01/2008	4,130	BUY	$2.75
RI	08/01/2008	1,770	BUY	$2.75
RIC	08/04/2008	1,750	BUY	$2.60
RI	08/04/2008	750	BUY	$2.60

(d)

Robotti Advisors' advisory clients and Robotti & Company's discretionary customers have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, shares of Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)			Not Applicable.

Item 6.			Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

                Each of the Reporting Persons is a party to an Amended and Restated Joint Filing Agreement dated as of August 18, 2008 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Securities and Exchange Commission.  The Amended and Restated Joint Filing Agreement is filed herewith as Exhibit 2 and incorporated herein by reference.

SCHEDULE 13D
CUSIP No. 339099 10 3	Page 13 of 15 Pages

Item 7.	Materials To Be Filed As Exhibits

                   The following documents are filed herewith or have been previously filed:

1.             Joint Filing Agreement dated as of June 13, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

2.             Amended and Restated Joint Filing Agreement dated as of August 18, 2008 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, LLC, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P., and Ravenswood Investments III, L.P.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 339099 10 3			Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 18, 2008

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

		By:	/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member

Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 339099 10 3	Page 15 of 15 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.  The business address of each person is:

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	52 Vanderbilt Avenue, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

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